Exhibit 21.1
List of Subsidiaries of VirnetX Holding Corporation:
o	Alera Systems, Inc., formerly iApplianceNet.com, a California Corporation;
o	Network Research Corp. Japan, Ltd.;
o	Pacific Acquisition Corporation, a California Corporation;
o	PASW Europe Limited, a United Kingdom Corporation;
o	VirnetX, Inc., a Delaware Corporation